Zi Corporation

Consolidated Interim Financial Statements

March 31, 2008

Consolidated Balance Sheets

	March 31,	December 31,
	2008	2007
(All amounts in United States of America dollars except share amounts)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$4,991,742	$4,979,193
Restricted cash (note 5)	–	2,740,702
Accounts receivable, net of allowance of $479,946 (December 31, 2007 - $454,070)	2,691,854	2,644,413
Prepayments and deposits	531,595	677,262
Total current assets	8,215,191	11,041,570
Capital assets - net (note 6)	919,972	931,921
Intangible assets – net (note 7)	3,852,332	3,721,623
	$12,987,495	$15,695,114

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities (note 12)	$3,952,853	$4,677,007
Deferred revenue	3,187,816	4,500,044
Deferred tax (note 9)	18,187	14,636
Total current liabilities	7,158,856	9,191,687

Contingent liabilities (note 10)

Going concern uncertainty (note 2)

Shareholders’ equity
Share capital (note 8)
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized,
50,557,957 (December 31, 2007 – 50,557,957) issued and outstanding	114,991,895	114,991,895
Additional paid-in capital	4,084,979	3,860,022
Warrants	1,403,160	1,403,160
Accumulated deficit	(114,757,483)	(113,702,097)
Accumulated other comprehensive income (loss)	106,088	(49,553)
	5,828,639	6,503,427
	$12,987,495	$15,695,114
See accompanying notes to consolidated financial statements.

Consolidated Statements of Loss

Three months ended March 31	2008	2007
(All amounts in United States of America dollars except share amounts) (unaudited)

Revenues	$3,033,663	$2,631,010
Cost of sales	(69,992)	(37,330)
Gross margin	2,963,671	2,593,680

Operating expenses

Selling general and administrative	(2,777,788)	(2,535,235)
Business taxes	(31,670)	(146,885)
Litigation and legal (note 10)	(214,230)	(434,460)
Product research and development	(666,279)	(515,892)
Depreciation and amortization	(380,183)	(473,033)
Operating loss before undernoted	(1,106,479)	(1,511,825)
Interest on capital lease obligation	–	(43)
Other interest expense	(432)	(2,276)
Interest and other income	21,478	32,235
Loss before undernoted	(1,085,433)	(1,481,909)
Income taxes (note 9)	30,047	(138,945)
Net loss from continuing operations	(1,055,386)	(1,620,854)
Gain on disposal of discontinued operations (note 4)	–	632,601
Net loss	$(1,055,386)	$(988,253)
Basic and diluted loss per share from continuing operations (note 12)	$(0.02)	$(0.03)
Basic and diluted income per share from discontinued operations (note 12)	$–	$0.01
Basic and diluted loss per share (note 12)	$(0.02)	$(0.02)
Weighted average number of common shares outstanding – basic and diluted	50,557,957	46,721,394
Common shares outstanding, end of period	50,557,957	50,532,967
See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Cash Flow

Three months ended March 31	2008	2007
(All amounts in United States of America dollars) (unaudited)

Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(1,055,386)	$(1,620,854)
Items not affecting cash:
Depreciation and amortization	387,598	478,118
Stock-based compensation expense	224,958	108,873
Decrease (increase) in non-cash working capital:
Accounts receivable	(47,441)	3,985,010
Prepayments and deposits	145,667	268,161
Accounts payable and accrued liabilities	(724,154)	138,536
Deferred revenue	(1,312,228)	(1,080,934)
Deferred taxes	3,551	(35,455)
Cash flow from (used in) operating activities	(2,377,435)	2,241,455
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	–	4,130,484
Proceeds from exercise of options	–	94,083
Proceeds from issuance of warrants	–	1,403,160
Payment of bank indebtedness	–	(1,000,000)
Payment of capital lease obligations	–	(1,833)
Cash flow from financing activities	–	4,625,894
Cash flow from (used in) investing activities:
Purchase of capital assets	(64,294)	(67,709)
Software development costs	(469,565)	(414,768)
Other deferred costs	–	(14,183)
Changes in restricted cash (note 5)	2,740,702	(323,659)
Cash flow from (used in) investing activities	2,206,843	(820,319)
Cash flow from (used in) discontinued operations:
Operating activities	–	–
Financing activities	–	–
Investing activities	–	306,254
Cash flow from discontinued operations	–	306,254
Effect of foreign exchange rate changes on cash and cash equivalents	183,141	24,916
Net cash inflow	12,549	6,378,200
Cash and cash equivalents, beginning of period	4,979,193	1,672,847
Cash and cash equivalents, end of period	$4,991,742	$8,051,047
Components of cash and cash equivalents
Cash	$4,991,742	$7,282,260
Cash equivalents	–	768,787
Total cash and cash equivalents	$4,991,742	$8,051,047
Supplemental cash flow information
Cash paid for interest	$432	$2,319
Cash paid for income taxes	$5,171	$59,521
See accompanying notes to unaudited consolidated financial statements.

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

1.     Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to provide discovery and usability solutions for mobile search, input and advertising. Products include Qix™, a search and discovery engine, Decuma™ for natural handwriting which now includes prediction technology, eZiText™ for one-touch predictive text entry, and eZiType™ predictive keyboard entry with auto-correction. Zi markets these products directly to original equipment manufacturers, original design manufacturers and network operators.

2.     Going Concern Uncertainty

As at March 31, 2008, the Company had an accumulated deficit of $114,757,483 and incurred a loss of $1,055,386 from continuing operations and used cash in operating activities of $2,377,435. Continuing operations are dependent on the Company achieving profitable operations and being able to raise additional capital, if and when necessary, to meet the Company’s obligations and repay liabilities arising from the normal course of operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern which is to achieve profitability through cost containment and revenue growth. The Company has reduced its losses and plans to ultimately achieve profitable operations. There is significant uncertainty that the Company will be successful in executing this plan. Should it fail to achieve profitability, or if necessary, raise sufficient capital to sustain operations, it may be forced to suspend operations, and possibly even liquidate assets and wind-up and dissolve the Company.

For the three months ended March 31, 2008 compared to the corresponding period in 2007, operating expenses decreased and revenues increased, resulting in a reduced net loss from continuing operations of $565,468.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

3.     Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2007 annual consolidated financial statements; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2007 annual consolidated financial statements. In management’s opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Use of estimates

The preparation of these consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, estimated useful life of intangible assets, deferred costs and capital assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation allowance for deferred tax assets, and revenue for other product revenue using the percentage of completion method, and reflect management’s best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. The allowance for doubtful accounts reflects estimates of doubtful amounts in accounts receivable. The allowance is based on specifically identified accounts, historical experience and other current information.

Principles of consolidation

These consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by the Company.

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Company consolidates an entity’s financial statements when the Company either will absorb a majority of the entity’s expected losses or residual returns, in the case of a variable interest entity, which there were none at March 31, 2008 and December 31, 2007, or has the ability to exert control over a subsidiary. Control is normally established when ownership interests exceed 50 percent in an entity. However, when the Company does not exercise control over a majority-owned entity as a result of other investors having rights over the management and operations of the entity, the Company accounts for the entity under the equity method.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company’s total comprehensive income (loss) was as follows:

Three month period ended March 31	2008	2007
Other comprehensive income (loss)
Translation adjustment	$155,641	$(176,147)
Other comprehensive income (loss)	155,641	(176,147)
Net loss for the period	(1,055,386)	(988,253)
Total comprehensive loss	$(889,745)	$(1,164,400)

Revenue recognition

Revenues from software licensing royalties related to the sale of the product in which the Company’s technologies have been embedded are recognized in accordance with Statement of Position 97-2 ("SOP"), "Software Revenue Recognition".

Under software licensing arrangements, the Company recognizes revenues – provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized once clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contracts which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Revenues from software licensing royalties related to the sale of the product in which our technologies have been embedded are recorded as earned.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. These revenues are recognized ratably over the term of the contract.

The Company reports revenue on a gross basis in the People’s Republic of China ("PRC"). The amount of taxes collected from customers and remitted to the governmental authorities was $119,651 and $110,954 for the three months ended March 31, 2008 and 2007, respectively.

Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in note 8. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid-in capital is credited to common stock. New common stock is issued upon exercise of stock options, Restricted Stock Units ("RSUs") and Restricted Stock Awards ("RSAs").

The Company recognizes its stock-based compensation expense in accordance with Statement of Financial Accounting Standards ("FAS"), No. 123(R), "Share Based Payment" ("FAS No. 123(R)"). This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (for example, stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company’s common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life and expected forfeiture rate of the options is based on the Company’s historical experience for various categories of employees receiving stock option grants. The Company accounts for RSAs, and RSUs in accordance with FAS No. 123(R), and records the fair value of RSAs and RSUs using the Black-Scholes closed form model on the date of grant with the related compensation expense recognized over the vesting period.

Intangible assets

All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established. Capitalized costs are amortized commencing in the period of the products’ commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Costs of start-up activities and organizational costs are expensed as incurred. Start-up costs include those one-time activities related to organizing a new entity.

The Company records intangible assets, excluding goodwill and intangible assets with indefinite lives at cost and provides for amortization over their expected useful lives using the straight-line method over the following periods:

Customer agreements	4.5 years
Patents and trademarks	11 years
Software development costs	3 years

Goodwill and other intangible assets with indefinite lives are not amortized, but are tested for impairment at least annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired, such as, the loss of a patent litigation or a significant decline in the Company’s revenue.

Income taxes

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. Should the Company incur any interest and penalties related to unrecognized tax benefits, these amounts will be recorded in income tax expense (see note 9).

Recent accounting pronouncements

In March 2008, FASB issued FAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161") which changes the disclosure requirements for derivative instruments and hedging activities. FAS 161 is intended to enhance the current disclosure framework in FAS 133, " Accounting for Derivative Instruments and Hedging Activities". FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company has not historically entered into derivative instruments and hedging activities. However, the Company is considering on actively managing its foreign exchange risks which includes entering derivative and hedging contracts if appropriate. Accordingly, the Company will be required to disclose its potential hedging activities in accordance of FAS 161 for years beginning after November 15, 2008.

In December 2007, FASB issued FAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51, Consolidated Financial Statements," ("FAS 160"). FAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income (loss) attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. FAS 160 also establishes additional reporting requirements that identify and distinguish between the interest of the parent and the interest of the noncontrolling owners. FAS 160 is effective for fiscal years beginning after December 15, 2008. The adoption of FAS 160 will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Company adopted FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No.115". The statement provides companies with an option to report selected financial assets and liabilities at fair value. The Company determined that the adoption of FAS 159 will not have a significant impact on our consolidated operations and financial condition.

The Company adopted FAS No. 157 "Fair Value Measurements". The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Company determined that the adoption of FAS 157 will not have a significant impact on our consolidated operations and financial condition.

The Securities and Exchange Commission ("SEC") commented that several registrants should have recorded share purchase warrants that were issued in a currency other than their functional currency as a derivative instrument in accordance with FAS 133, "Accounting for Derivative Instruments and Hedging Activities", instead of shareholders’ equity, and adjusted to market value each reporting period. The FASB met and concluded that the position taken by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and then would be able to do so as a change in accounting policy. Early adoption is not permitted. The Company has assessed what, if any, impact this change will have on its consolidated financial statements. The Company does not have warrants outstanding that meet the definition of a derivative under FAS 133 as at March 31, 2008. However, the Company did in previous years have warrants that met this definition. This issue has not been settled by the SEC and FASB. As a result, the Company may be required to record a significant cumulative adjustment to its opening accumulated deficit in the quarter after the issue is settled.

4.     Disposition of Archer Education Group Inc.

Effective March 27, 2007, the Company sold its minority interest in Archer for total proceeds of $632,601. There were no contingent considerations or performance criteria in the sale agreement.

The Company’s proportionate share of the loss from Archer’s operations for the period ended March 27, 2007 had not been recognized as the carrying value of the investment in Archer was nil and the Company had no commitment to fund this loss. In addition to this, Archer did not complete any private placements between January 1, 2007 and March 27, 2007; therefore, the Company was not required to recognize any potential dilution gains resulting in an increase in its net investment in Archer. As a result, the full amount of the proceeds were recognized as a gain on disposal of discontinued operations in the three month period ended March 31, 2007.

5.     Restricted Cash

Funds held in one of the Company’s Chinese subsidiaries had been restricted for use in funding the day-to-day operations of our various Chinese subsidiaries, and were not fully available to fund the non-Chinese operations of the Company. In the first quarter of 2008, the Company established an inter-company royalty program, which received the approval from all applicable government departments on April 1, 2008. The effect of the inter-company royalty program is that the Company can periodically charge a royalty to its Chinese subsidiaries; thus, it is no longer necessary to classify such funds as restricted.

As a result of the above approval as at March 31, 2008 cash previously classified as restricted has now been classified as cash and cash equivalents (as at December 31, 2007, restricted cash was $2,740,702).

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

6.     Capital Assets

		Accumulated	Net book
	Cost	amortization	value
March 31, 2008
Computer and office equipment	$3,456,606	$2,536,634	$919,972
Leasehold improvements	637,409	637,409	–
Total	$4,094,015	$3,174,043	$919,972
December 31, 2007
Computer and office equipment	$3,451,494	$2,524,131	$927,363
Leasehold improvements	652,821	648,263	4,558
Total	$4,104,315	$3,172,394	$931,921

7.     Intangible Assets

		Accumulated	Net book
	Cost	amortization	value
March 31, 2008
Patents	$2,004,878	$934,982	$1,069,896
Trademarks	84,100	24,848	59,252
Customer agreements	222,404	157,705	64,669
Software development costs	14,061,368	11,402,883	2,658,485
Total	$16,372,750	$12,520,418	$3,852,332
December 31, 2007
Patents	$1,929,014	$880,893	$1,048,121
Trademarks	78,150	21,314	56,836
Customer agreements	206,669	135,275	71,394
Software development costs	14,018,585	11,473,313	2,545,272
Total	$16,232,418	$12,510,795	$3,721,623

During the three months ended March 31, 2008, $469,565 (March 31, 2007 - $414,768) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for the three months ended March 31, 2008 includes $257,130 of amortization of deferred software development costs and $44,228, $1,811 and $11,496, respectively, of amortization of patents, trademarks and customer agreements. Amortization for the same period in 2007 includes $334,376 of amortization of deferred software development costs and $39,364, $1,622 and $10,293, respectively, of amortization of patents, trademarks and customer agreements.

The company assesses the value of its intangible assets on an annual basis. In addition the Company continually monitors the value of its intangible assets for changes in circumstances including but not limited to: significant underperformance relative to historical or projected results, significant changes in the Company’s business or use of assets, and significant negative industry or economic trends. Any identified impairments are recorded in the reporting period identified. The Company evaluated its other intangible assets at September 30, 2007 and determined that no impairment had occurred. Since then there have been no significant changes in the Company’s business or use of assets, and significant negative industry or economic trends that could indicate impairment.

The following is the estimated amortization expense of intangible assets for each of the next five years:

2008	$1,195,264
2009	608,918
2010	202,908
2011	149,560
2012	140,960
Total	$2,297,610

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The estimated amortization expense includes the amortization of deferred software costs whose products have been commercially released. The Company has deferred software costs for products pending commercial release. In addition, the Company continues to defer software costs. The additional cost and commercial release dates for these products are uncertain; accordingly, the above table does not include the estimated amortization expense for products pending commercial release.

8.     Share Capital

Private Placement

On March 29, 2007, the Company completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units priced at $1.61 per unit for net proceeds of $5,533,644. The Company agreed to pay a commission to the placement agent involved in the private placement in the United States equal to 10 percent of the gross proceeds of such private placement, with eight percent to be paid in the form of cash and two percent to be paid in the form of units equal to the price paid per unit.

Each unit issued in the private placements consisted of two-fifths of a stock purchase warrant. Each whole stock purchase warrant is exercisable to purchase one share of the Company’s stock after six months from the date of closing but before March 29, 2012, at an exercise price of $2.14 per share. An additional eight percent commission is payable to the placement agent on the gross proceeds of the cash exercise of any share purchase warrants held by investors during the first twelve months following the closing of the private placement in the United States and four percent of the gross proceeds of the cash exercise of any share purchase warrants held by investors during the second twelve months following the closing of the private placement in the United States. The placement agent has also been issued warrants to purchase such number of common shares of the Company equal to eight percent of the units issued in the private placement in the United States. As at March 31, 2008, there were 1,709,532 stock purchase warrants outstanding (December 31, 2007 – 1,709,532).

Nasdaq Listing

On February 1, 2008 the Company received a NASDAQ Staff Deficiency Letter dated January 30, 2008 stating that the bid price of Zi's common shares had closed below $1.00 per share for 30 consecutive days. As a result, in accordance with Marketplace Rule 4310(c)(8) ("the Rule"), Zi is granted 180 calendar days, or until July 28, 2008, for the bid price of its common shares to close at $1.00 or more for a minimum of 10 consecutive business days. If the Rule requirements cannot be demonstrated by July 28, 2008, but Zi continues to meet the initial listing criteria, NASDAQ will provide an additional 180 calendar days to meet the Rule requirements. If during the first 180 day compliance period, or if applicable, the second 180 day compliance period, Zi does not meet the Rule requirements by trading above $1.00 for a minimum of 10 consecutive business days, NASDAQ will provide written notification that Zi's common shares will be delisted from The NASDAQ Capital Market. If necessary, Zi would have the right to appeal the delisting notice to a NASDAQ Listing Qualifications Panel.

Stock-based Compensation

At March 31, 2008, the Company maintained a stock-based compensation plan (the "Plan"). The Plan provides that stock options, RSAs (in the case of participants subject to taxation in the United States) and RSUs (in the case of participants subject to taxation in Canada) may be granted by the Company to officers, directors, employees and service providers of the Corporation, or of any affiliate or subsidiary of the Corporation from time to time up to a maximum of fifteen (15%) percent of the Company’s issued capital. The number of the common shares which may be reserved specifically for issuance in respect of RSAs and RSUs shall not exceed 7,583,693 common shares. Any expiration, cancellation or exercise of stock options pursuant to the provisions of the Plan will allow the Company to re-grant the options on a continuous revolving and reloading basis. Any expiration or cancellation of RSAs and RSUs become available for re-granting by the Company. Any increase in the issued and outstanding common shares will result in an increase in the maximum number of common shares reserved for issuance under the Plan. As at March 31, 2008, the Corporation had 50,557,957 common shares issued and outstanding. Accordingly, 7,583,693 common shares may be reserved for issuance under the Plan as at that date. The Plan is required to be re-approved by shareholders every three years. At March 31, 2008, the Company has 2,681,493 stock options, RSAs, and RSUs (December 31, 2007 – 2,588,619) which may be reserved for issuance in the future under the Plan.

Stock options, RSAs and RSUs awarded under the Plan may be subject to performance criteria before vesting. Share compensation expense is recorded if the performance criterion is more likely than not to be achieved. Share compensation expense is not recorded if the performance criterion is unlikely to be achieved. Under the terms of the Plan, stock options, RSAs and RSUs may be granted at the discretion of the Board of Directors. The stock option price equals the greater of the five day weighted average price or closing price of the Company’s shares on the day preceding the date of grant. The stock options, RSAs and RSUs are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

During the three months ended March 31, 2008, nil stock options were exercised. In the same period in 2007, 55,000 stock options were exercised. During the three months ended March 31, 2008, 5,000 stock options were granted by the Company (March 31, 2007 – 722,000). As at March 31, 2008 and December 31, 2007, the Company has a total of 4,902,200 and 4,995,075 outstanding stock options, respectively, which expire over a period of one to five years.

During the three months ended March 31, 2008, nil RSUs were exercised (March 31, 2007 – 12,495). In the three month period ended March 31, 2008, nil RSUs and RSAs were granted by the Company (March 31, 2007 – nil). As at March 31, 2008 and March 31, 2007, nil and 24,991 RSUs and RSAs, respectively, were outstanding.

Compensation expense related to stock options, RSAs and RSUs are based on the fair value of the underlying shares on the date of grant. Compensation expense related to stock options, RSAs and RSUs granted pursuant to the stock-based compensation plan was determined based on the estimated fair values using the Black-Scholes Option Pricing Model. The options granted during the three month periods were granted with the following assumptions:

Three months ended March 31	2008	2007
Risk free interest rate	3.24%	3.94% - 3.97%
Expected term in years	3.0	1.0 – 4.0
Expected dividend yield	0%	0%
Weighted average volatility	103%	90%
Expected volatility	103%	89% - 102%

Stock option, RSUs and RSAs activity and related information for the three months ended March 31, 2008 and 2007 are as follows:

	Shares	Weighted	Weighted	Aggregate
	under options	average	average remaining	intrinsic
Three months ended March 31, 2008	and RSUs	exercise price	contractual life	value
Outstanding, beginning of period	4,995,075	$2.14
Granted	5,000	0.78
Exercised	–	–
Forfeited	(25,000)	(1.93)
Expired	(72,875)	(5.52)
Outstanding, end of period	4,902,200	$2.09	3.42 years	$–
Exercisable, end of period	2,851,613	$2.67	2.54 years	$–
Weighted average fair value of stock options granted during the period				$0.52

	Shares	Weighted	Weighted	Aggregate
	under options	average	average remaining	intrinsic
Three months ended March 31, 2007	and RSUs	exercise price	contractual life	value
Outstanding, beginning of period	3,999,982	$2.49
Granted	722,000	1.89
Exercised	(67,495)	(1.40)
Forfeited	(666)	(2.40)
Expired	(950,746)	(2.61)
Outstanding, end of period	3,703,075	$2.38	3.36 years	$317,085
Exercisable, end of period	2,640,742	$2.71	2.01 years	$139,976
Weighted average fair value of stock options granted during the period				$1.01

A summary of the status of the Company’s unvested options as at March 31, 2008 and 2007, and changes during the three month period then ended is presented below:

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Three months ended March 31	2008		2007
		Weighted average		Weighted average
	Shares	grant date	Shares	grant date
	under options	fair value	under options	fair value
Unvested, beginning of period	2,253,670	$0.75	404,499	$0.50
Granted	5,000	0.51	722,000	1.01
Vested	(198,083)	(1.29)	(65,500)	(1.09)
Forfeited	10,000)	(0.56)	(666)	(1.21)
Unvested, end of period	2,050,587	$0.68	1,062,333	$0.93

The stock-based compensation expense included in the Company’s consolidated statement of loss was as follows:

Three months ended March 31	2008	2007
Selling general and administrative	$189,150	$97,029
Product research and development	35,807	11,844
Total stock-based compensation expense	$224,957	$108,873

As of March 31, 2008, there was $869,216 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 2 years. The total fair value of shares vested during the three months ended March 31, 2008 was $254,719.

9.     Income Taxes

Income tax expense is comprised of the expense for the Company’s profitable Chinese operations and a reserve for uncertain tax positions attributable to the review of the Company’s international transfer pricing policies and procedures by a government agency. The uncertainty relates to the treatment of the Company’s international operations, including the allocation of income among different jurisdictions, and related penalties and interest. The Company will monitor and adjust such reserves on receiving proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, previously unavailable information obtained during the course of an examination, negotiations between tax authorities of different countries concerning the Company’s transfer prices, resolution with respect to individual audit issues, the resolution of entire audits, or the expiration of statutes of limitations. Once a final outcome is determined, the Company will adjust its tax provision accordingly.

As of March 31, 2008, and December 31, 2007, the Company recorded future income taxes of $18,187 and $14,636, respectively. Future income taxes result from differences in tax reporting with the Company’s Chinese operations. The Chinese tax authorities require the Company’s Chinese operations to report earnings under PRC GAAP, which differs from U.S. GAAP. Accordingly, future income taxes are recorded when the Company’s Chinese operations are adjusted to U.S. GAAP.

The Company is subject to income taxes in Canada, United States, China, Hong Kong, and Sweden. Consequently, the Company files income tax returns in each of these jurisdictions. The Company is generally no longer subject to income tax examinations by Canadian tax authorities for years before 2001; 2002 for the United States; 1998 for China; 2000 for Hong Kong; and, 2001 for Sweden.

10.     Contingent Liabilities and Guarantees

Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("U of T") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 ("112 Patent") in the U.S. District Court for the Western District of Texas, Austin Division. The defendants included customers of the Company as well as customers of the Company’s competitors. The Company itself was not a named party in the action. In order to defend the legitimacy of the licensed software and maintain the relationships with its licensees, the Company made the business decision to actively participate in the costs of the legal defense. Accordingly, and without any admission of liability, the Company agreed to assume the defense of five of its customers, four of which the Company settled since the costs of defense outweighed the cost of settlement.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of U.S, Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants, including the remaining customer whose defense the Company had assumed. The plaintiff, however, has filed an appeal. The court has not yet determined whether it will allow the appeal. Should the appeal be permitted the Company believes it will be successful in its defense.

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

11.     Segmented Information

Zi Corporation develops software designed to provide discovery and usability solutions for mobile search, input and advertising through its Zi Technology business segment. Zi Corporation has a singular focus: to make mobile devices smarter and easier to use. The result is richer, more personalized interaction for quicker, easier communication in 70 different language databases for use around the world.

Zi Products include Qix, a search and discovery engine, Decuma for natural handwriting recognition which now includes prediction technology, eZiText for one-touch predictive text entry, and eZiType predictive keyboard entry with auto-correction. Zi markets these products directly to original equipment manufacturers, original design manufacturers and network operators.

Zi's product portfolio includes four products. Qix is a search and discovery engine that provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma is an interactive handwriting input product that mimics how humans write with pen on paper - naturally and efficiently - in a broad range of languages. eZiText provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user's own language patterns and behavior. eZiType is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user's text entry experience by enhancing typing speed and spelling accuracy.

Segmented Financial Information is reported under the contracting Zi subsidiary’s country of residence. Other operating expenses include unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs. The accounting policies of each of the business segments are the same as those described in note 3. The Company’s primary operations are located in North America. The Company operates two reportable business segments in five reportable geographic locations in which those subsidiaries reside:

					Operating profit
					(loss), before
				Other operating	interest and
Three months ended March 31	Revenues	Amortization	VAT	expenses	other income
2008
Zi Technology	$3,033,663	$366,574	$119,651	$2,972,958	$(425,520)
Corporate	–	21,024	–	659,935	(680,959)
Total	$3,033,663	$387,598	$119,651	$3,632,893	$(1,106,479)
Interest expense and interest and other income					21,046
Loss before income taxes					(1,085,433)
2007
Zi Technology	$2,631,010	$440,915	$110,594	$2,705,700	$(626,199)
Corporate	–	37,203	–	848,423	(885,626)
Total	$2,631,010	$478,118	$110,594	$3,554,123	$(1,511,825)
Interest expense and interest and other income					29,916
Loss before income taxes					(1,481,909)

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

	March 31, 2008			December 31, 2007
	Capital and			Capital and
	intangible	Other	Identifiable	intangible	Other	Identifiable
	assets	assets	assets	assets	assets	assets
Zi Technology	$4,485,656	$7,788,154	$12,273,810	$4,364,019	$9,155,516	$13,519,535
Corporate	286,648	427,037	713,685	289,525	1,886,054	2,175,579
Total	$4,772,304	$8,215,191	$12,987,495	$4,653,544	$11,041,570	$15,695,114

					Operating profit
					(loss), before
				Other operating	interest and
Three months ended March 31	Revenues	Amortization	VAT	expenses	other income
2008
Canada	$1,666,422	$324,285	$–	$1,986,205	$(644,068)
China	1,185,040	13,071	119,651	828,018	224,300
USA	106,583	1,252	–	524,093	(418,762)
Sweden	75,618	48,990	–	337,432	(310,804)
Other	–	–	–	(42,855)	42,855
Total	$3,033,663	$387,598	$119,651	$3,632,893	$(1,106,479)
Interest expense and interest and other income					21,046
Loss before income taxes					(1,085,433)
2007
Canada	$1,093,637	$408,651	$–	$2,096,264	$(1,411,278)
China	1,151,146	20,050	110,594	728,011	292,491
USA	260,753	1,696	–	370,336	(111,279)
Sweden	125,474	44,122	–	337,546	(256,194)
Other	–	3,599	–	21,966	(25,565)
Total	$2,631,010	$478,118	$110,594	$3,554,123	$(1,511,825)
Interest expense and interest and other income					29,916
Loss before income taxes					(1,481,909)

	March 31, 2008			December 31, 2007
	Capital and			Capital and
	intangible	Other	Identifiable	intangible	Other	Identifiable
	assets	assets	assets	assets	assets	assets
Canada	$3,420,764	$3,368,630	$6,789,394	$3,382,152	$3,844,589	$7,226,741
China	150,432	4,232,774	4,383,206	117,690	6,178,888	6,296,578
USA	15,865	313,721	329,586	17,117	513,117	530,234
Sweden	1,185,243	297,261	1,482,504	1,136,585	501,236	1,637,821
Other	–	2,805	2,805	–	3,740	3,740
Total	$4,772,304	$8,215,191	$12,987,495	$4,653,544	$11,041,570	$15,695,114

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

12.     Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	March 31, 2008	December 31, 2007
Compensation	$1,468,624	$1,149,682
Trade accounts payable	1,005,180	1,539,077
Withholding tax and income taxes payable	1,052,350	1,456,586
Accounting and other compliance	313,512	441,146
Litigation and legal	113,187	11,784
Other accrued liabilities	–	78,732
Total	$3,952,853	$4,677,007

Loss per share

For the three months ended March 31, 2008, all stock options, RSAs, RSUs and warrants in the amount of 6,611,732 have been excluded in the calculation of diluted loss per share as they are anti-dilutive (March 31, 2007 – 5,412,607).

13.     Subsequent Events

On April 3, 2008, the Company granted an executive 500,000 stock options with a Black Scholes fair value of $0.38 per share option under the Company’s stock option plan. The value of those shares options, aggregating $188,058, will be amortized at a minimum one third per year over a three year vesting period. The vesting period may increase as the options have market conditions allowing exercise only when certain target share market prices have been achieved.

14.     Reclassification

Certain amounts have been reclassified to conform with the presentation adopted in the current period.